Fortuna reports production of 1.6 million ounces of silver and 9,365 ounces of gold for the second quarter 2016

Vancouver, July 12, 2016-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) is pleased to announce second quarter production figures from its two operating mines in Latin America, the San Jose Mine in Mexico and the Caylloma Mine in Peru.  The company produced 1.6 million ounces of silver and 9,365 ounces of gold plus base metal by-products. Silver and gold production for the first six months of the year totaled 3.2 million and 18,629 ounces respectively; being 7 percent and 10 percent above the company’s mid-year projection.  Fortuna’s production guidance for 2016 is 7.0 million ounces of silver and 42.8 thousand ounces of gold or 9.6 million ounces of Ag Eq* (see Fortuna news release dated January 14, 2016).

Second Quarter Production Highlights:

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Silver production of 1,553,217 ounces; 7 % decrease over Q2 2015

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Gold production of 9,365 ounces; 4 % increase over Q2 2015

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Lead production of 8,825,104 pounds; 85 % increase over Q2 2015

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Zinc production of 11,201,688 pounds; 31 % increase over Q2 2015

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Cash cost** for the San Jose Mine is US$59.5 /t; on track to meet annual guidance of US$57.4/t

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Cash cost** for the Caylloma Mine is US$71.3 /t; on track to meet annual guidance of US$79.4/t

*     Ag Eq is calculated using silver to gold ratio of 60 to 1

**   Preliminary estimates of cash operating costs per tonne, subject to modification on final cost consolidation

Consolidated Operating Highlights:

	Second Quarter 2016			Second Quarter 2015
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	129,958	185,080		115,973	183,001
Average tpd milled	1,460	2,152		1,303	2,080
Silver***
Grade (g/t)	89	226		144	228
Recovery (%)	85.55	91.99		82.33	91.57
Production (oz)	318,229	1,234,988	1,553,217	443,553	1,227,756	1,671,309

*** Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver content in lead concentrate

	Second Quarter 2016			Second Quarter 2015
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.19	1.70		0.27	1.62
Recovery (%)	14.94	91.65		32.84	91.06
Production (oz)	119	9,246	9,365	326	8,706	9,032
Lead
Grade (%)	3.28			2.01
Recovery (%)	93.77			92.67
Production (lbs)	8,825,104		8,825,104	4,770,470		4,770,470
Zinc
Grade (%)	4.41			3.68
Recovery (%)	88.56			91.18
Production (lbs)	11,201,688		11,201,688	8,574,831		8,574,831

San Jose Mine, Mexico

Silver and gold production for the second quarter were 2 % and 10 % above budget, respectively. Average head grades for silver and gold were 226 g/t and 1.70 g/t or 3 % below and 5 % above budget, respectively. Metallurgical recoveries for silver and gold were 91.99 % and 91.65 % or 2 % and 1 % above budget, respectively.

Caylloma Mine, Peru

Silver production for the second quarter was 7 % above budget with an average silver head grade of 89 g/t, in line with budget. Metallurgical recovery for silver was 85.55 % or 5 % above budget. Differences in lead and zinc produced compared to the second quarter of 2015 are due to an increase in production from levels 12 and 13 of the Animas Vein.      Lead and zinc production was 22 % below and 2 % above the company’s mid-year projection, respectively, due to higher than expected grade variability.

Qualified Person

Edwin A. Gutierrez, Technical Services Corporate Manager, is the Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101.  Mr. Gutierrez is a Registered Member of the Society for Mining, Metallurgy and Exploration, Inc. (SME Registered Member Number 4119110RM) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas and in other select areas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties during 2016; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; the future financial or operating performance of the Company; and proposed expenditures. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”,  “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding the Company’s plans for its mines and mineral properties during 2016; mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

This news release also refers to non-GAAP financial measures, such as cash cost per tonne of processed ore; cash cost per payable ounce of silver; total production cost per tonne; all-in sustaining cash cost; all-in cash cost; adjusted net (loss) income; operating cash flow per share before changes in working capital, income taxes, and interest income; and adjusted EBITDA.  These measures do not have a standardized meaning or method of calculation, even though the descriptions of such measures may be similar.  These performance measures have no meaning under International Financial Reporting Standards (IFRS) and therefore, amounts presented may not be comparable to similar data presented by other mining companies.